Exhibit 99.1

Vimicro Appoints Industry Veteran Peter Li as Chief Financial Officer

BEIJING, April 28, 2014  — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading video surveillance technology and solution provider in China, today announced the appointment of Mr. Peter Li as Chief Financial Officer and Vice President of Finance, effective April 30, 2014.

Mr. Li is an experienced chief financial officer and management professional, with more than twenty years’ experience working with NASDAQ-listed and other technology companies. Before joining Vimicro, he served as CFO of Hollysys Automation Technology, a NASDAQ-listed provider of automation and control applications in China. Before that, he was a director and partner of CS China Acquisition Corporation, an acquisition company that completed an initial public offering, also on the NASDAQ. Prior to that, Mr. Li served as CFO of Yucheng Technologies, a NASDAQ-listed IT service provider to the banking industry in China. He earned a master’s degree inEducational Administration from the University of Toronto and a B.A. from Beijing’s Foreign Studies University. He is also a Certified General Accountant (CGA) in Canada.

“We are very excited to have Peter join Vimicro team, and we look forward to benefiting from his substantial experience as CFO at NASDAQ listed companies in the areas of corporate financial management and reporting, internal controls, M&A, capital markets, and maintaining strong relationships with investors as Vimicro continues to expand its presence in China’s security and surveillance market at an accelerated pace. We believe Peter’s strong track record of shareholder value creation will be a great asset for Vimicro’s growth strategy going forward,” commented Dr. John Deng, Chairman and CEO of Vimicro.

Mr. Peter Li noted, “I am honored to be part of Vimicro team and excited by its growth prospects in China’s fast-growing surveillance market.  Dr. Deng and his team have demonstrated both vision and persistence in successfully transforming Vimicro into a surveillance-solution provider with proprietary technology and defining the national standard. I look forward to the challenge of leading Vimicro in communicating its story with investors, while growing the company and increasing long-term shareholder value.”

About Vimicro International Corporation

Vimicro International Corporation (NASDAQ: VIMC) is a leading video surveillance technology and solution provider that designs, develops and markets a full range of video surveillance products and solutions to governments, private enterprises, and consumers in China. Vimicro co-developed SVAC (Surveillance Video and Audio Coding), the national video surveillance technological standard, which demonstrates its unique strengths in proprietary multimedia IC technology, making it a leader in China’s fast-growing security and surveillance market. Vimicro is headquartered in Beijing, China and has subsidiaries and offices throughout China and in Silicon Valley. Vimicro’sADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol “VIMC.”

Investor Contact:

Vimicro International Corporation
Mr. John Harmon, CFA, VP of Finance
Phone: +86 186 1151 1730 (Beijing)
E-mail: john.harmon@vimicro.com